FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F..X...    Form 40-F.....


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes .....    No ..X...

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                   Notification of interests in shares under
                     Section 198 of the Companies act 1985


 1. Name of Company

    COLT Telecom Group plc

 2. Name of Shareholder having a major interest

    Notification is in respect of indirect interests

 3. Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

    Notification is in respect of a non-beneficial interest held by AMVESCAP Plc. either directly or through its subsidiary companies

 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    Vidacos Nominees Ltd   130,407,411

    HSBC Nominees Limited   18,262,017

    Chase Nominees Limited   7,623,547

    Bank of New York   5,406,600

    Northern Trust Nominees Limited  2,860,251

    CM Investment Nominees Ltd  35,812

 5. Number of shares/amount of stock acquired

    N/A

 6. Percentage of issued class

    N/A

 7. Number of shares/amount of stock disposed

    1,251,348

 8. Percentage of issued Class

    Less than 1%

 9. Class of security

    Ordinary Shares of 2.5p

10. Date of Transaction

    4th June 2003

11. Date Company informed

    5th June 2003

12. Total holding following this notification

    164,595,638

13. Total percentage holding of issued class following this notification

    10.91%

14. Any additional information

    The holding, the subject of this notification of interest, also includes a notifiable interest in the holding of INVESCO Perpetual UK Growth Funds which now holds 45,690,000 shares (3.03%) registered in the name of Vidacos Nominees Ltd.

15. Name of contact and telephone number for queries

    John Doherty: 0207 390 3681

16. Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins
Company Secretary
Date of Notification: 5th June 2003





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 5 June 2003                                    COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary